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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                  Fleetclean Systems, Inc., a Texas corporation
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                                (Name of Issuer)

                           $.01 par value common stock
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                         (Title of Class of Securities)

                                   339036 10 5
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                                 (CUSIP Number)

                            Sammy Fleschler, Trustee
                    1010 Lamar, Suite 475, Houston, TX 77002
                                 (713) 654-1088
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 19, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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              CUSIP No. . . . . . . . . . . . . . . . 339036 10 5

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1.   Name of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Systom Trust Joint Venture, a Texas joint venture. EIN 20-1146754.
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     Texas
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               7.   Sole Voting Power
  NUMBER OF         10,783,492 (43%)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,783,492 (43%)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)

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14.  Type of Reporting Person (See Instructions)

     00
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ITEM 1.       SECURITY AND ISSUER

              $.01 par value common stock of Fleetclean Systems, Inc., a Texas corporation 103 Courageous Drive, League City, TX 77573

ITEM 2.       IDENTITY AND BACKGROUND

              Systom Trust Joint Venture, a Texas joint venture. Sammy Fleschler, Trustee 1010 Lamar, Suite 475, Houston, TX 77002.
              Telephone: (713) 654-1088. During the last five years, Systom Trust Joint Venture has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Systom Trust Joint Venture placed $150,000 into an escrow account to be used to pay certain debts of Fleetclean Systems, Inc. and Fleetclean Chemicals, Inc. and the balance will be released to Kenneth A. Phillips, Kathryn M. Phillips, Jerrod Phillips and Jay
              G. Phillips during the next 6 months under the terms of the Stock Purchase Agreement.

ITEM 4.       PURPOSE OF TRANSACTION

              The transaction resulted in a change of control of Fleetclean Systems, Inc. The former management team sold its shares to Systom Trust Joint Venture and the former President then purchased the historical operations which had been contributed to a wholly owned subsidiary Fleetclean Chemicals, Inc. on March 31, 2004. In a related transaction, Systom Trust Joint Venture acquired 1,000,000 shares of the Series A Convertible Preferred Stock of Fleetclean Systems, Inc. directly from Fleetclean Systems, Inc. for consideration equal to $290,700 or $.2907 per share. As a result of these transactions and an agreement by the holders of $237,500 of Convertible Debentures to convert to equity following a 75:1 reverse split of the common stock, the company will have limited liabilities and, in the opinion of Systom Trust Joint Venture, may be a suitable candidate for a merger with a private operating company in a new line of business.

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ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Systom Trust Joint Venture owns 10,783,492 shares of the $.01 par value common stock of Fleetclean Systems, Inc. This amount represents 43% of the 25,105,460 issued and outstanding shares of common stock. Systom Trust Joint Venture owns 1,000,000 shares of the Series A Convertible Preferred Stock (the "Series A") of Fleetclean System, Inc. This amount represents 100% of the issued and outstanding shares of the Series A. Under the conversion features of the Series A, Systom Trust Joint Venture is not considered the beneficial owner of the common stock within the meaning of Section 13(d)(3) of the Exchange Act or the Exchange Act Rules.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              The holders of two-thirds of the outstanding voting power of Fleetclean Systems, Inc., including, both Systom Trust Joint Venture and the persons that sold the 10,783,492 shares of the $.01 par value common stock of Fleetclean Systems, Inc. to Systom Trust Joint Venture signed a written consent to action by the stockholders voting in favor of a 75:1 reverse stock split; a change the name of the corporation to ERF Wireless, Inc., a change in the corporate domicile to Nevada, the sale of Fleetclean Chemicals to Kenneth A. Phillips, and the appointment of H. Dean Cubley as a Director. Under Texas law, these actions are not effective until the company provides written notice to all stockholders and makes the required filings.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

            Ex. No.    Description
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            1.1        Stock Purchase Agreement dated May 15, 2004 between
                       Systom Trust Joint Venture and Kenneth A. Phillips et.
                       al. incorporated by reference from Ex 10.1 to Form 8-K of Fleetclean Systems, Inc. SEC File 0-27467; Accession No.
                       1019687-4-1225

            1.2 Subscription Agreement dated May 11, 2004 between Fleetclean Systems, Inc. and Systom Trust Joint Venture incorporated by reference from Ex 10.2 to Form 8-K of Fleetclean Systems, Inc. SEC File 0-27467; Accession No. 019687-4-1225

            1.3 Certificate of Designation of the Rights and Preferences of the Series A Convertible Preferred Stock of Fleetclean Systems, Inc. incorporated by reference from Ex 4.1 to Form 8-K of Fleetclean Systems, Inc. SEC File 0-27467; Accession No. 1019687-4-1225

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Systom Trust Joint Venture
Date June 3, 2004
                                         Signature  /s/ Sammy Fleschler, Trustee
                                                    ----------------------------
                                         Name/Title Sammy Fleschler, Trustee

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